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                                Exhibit (a)(1)(F)

To: All Employees With Outstanding Share Options in Eligible Countries (United States, Israel, Germany and the United Kingdom) and Our Service Provider in Israel that Holds Options

From: Shmuel Arvatz

Date: May 9, 2003

Subject: Change in Expiration Date for Stock Option Exchange Program

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On April 15, 2003, I distributed a memorandum announcing that we are offering you the opportunity to exchange your current eligible outstanding options (vested and unvested) with new options anticipated to be granted in the future. As described in the April 15th memorandum, these new "Replacement Options" will be granted at an exchange rate that will range from 0.50 options to 0.05 options for each old option that is cancelled, and the exchange rate will depend on the exercise price(s) of the old option to be cancelled.

As some of you have requested additional time to analyze the stock option exchange program, we would like to inform you that the cancellation date, referred to as the "Expiration Date," for existing options you elect to exchange in this program has been changed to 5:00 pm Israel time on May 22, 2003 (from the original date of May 15, 2003) to provide employees additional time to choose whether to participate in this program.

Except for the change in the Expiration Date, all other terms of the stock exchange program remain the same, including the exchange ratio of "Replacement Options" for current eligible outstanding options, and the date on which the Replacement Options are currently expected to be granted, which remains December 3, 2003.

As mentioned in the April 15th memorandum, the Offer to Exchange document, along with additional information regarding this program, can be found on our Intranet system.

All Election Forms must be returned to Anat Sadeh no later than 5:00 pm Israel time on May 22, 2003, the currently anticipated Expiration Date of the offer. Failure to meet the deadline will be deemed an election by you not to participate in this offer. You may revoke or change your election to participate only on or before the Expiration Date, in writing. After the Expiration Date, you will not be able to change your election.

PLEASE NOTE THAT THIS OFFER REQUIRES YOU TO TAKE ACTION BY 5:00 PM ISRAEL TIME ON MAY 22, 2003.

If you have any questions about the offer, please email your questions to alex.shafir@clicksoftware.com. We will respond to questions as soon as practical.